UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number:	Date examination completed:

811-09645	September 30, 2002

2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:

Nations Funds Trust

4. Address of principal executive office (number, street, city, state, zip code):

101 South Tryon Street, Charlotte, North Carolina, 28255

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (11-91)

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

We, as members of management of Nations LifeGoal Income and Growth Portfolio, Nations LifeGoal Balanced Growth Portfolio and Nations LifeGoal Growth Portfolio, three of the portfolios constituting Nations Funds Trust (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2002, and from March 31, 2002 (last examination date) through September 30, 2002.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002, and from March 31, 2002 (last examination date) through September 30, 2002, with respect to securities reflected in the investment account of the Trust.

Nations Funds Trust

By:

Robert H. Gordon
President
Banc of America Advisors, LLC

Edward Bedard
Senior Vice President and Chief Operating Officer
Banc of America Advisors, LLC

Richard Blank
Treasurer
Nations Funds

Report of Independent Accountants

To the Board of Trustees of
Nations Funds Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Nations LifeGoal Income and Growth Portfolio, Nations LifeGoal Balanced Growth Portfolio and Nations LifeGoal Growth Portfolio, three of the portfolios constituting Nations Funds Trust (the “Trust”), compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 30, 2002. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002, and with respect to agreement of investment purchases and sales, for the period from March 31, 2002 (the date of our last examination), through September 30, 2002:

-	Confirmation of all investments held by PFPC Inc. in book entry form;

-	Reconciliation of all such investments to the books and records of the Trust and PFPC Inc.;

-	Agreement of five investment purchases and five investment sales or maturities since our last report from the books and records of the Trust to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that Nations Funds Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
December 30, 2002